OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ATA Inc.
(Name of Issuer)
Common Shares*
American Depositary Shares
(Title of Class of Securities)
00211V106**
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

* Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

** This CUSIP number applies to the American Depositary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106	Page	2	of	11

1	NAMES OF REPORTING PERSONS SB Asia Investment Fund II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,462,862 common shares[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,462,862 common shares[1]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,462,862 common shares[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Includes 12,707,436 common shares and 377,713 ADSs, representing 755,426 common shares.
2 Based on 50,215,809 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	3	of	11

1	NAMES OF REPORTING PERSONS SAIF II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,462,862 common shares[3]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,462,862 common shares[3]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,462,862 common shares[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
3 Includes 12,707,436 common shares and 377,713 ADSs, representing 755,426 common shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P.
4 Based on 50,215,809 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	4	of	11

1	NAMES OF REPORTING PERSONS SAIF Partners II L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,462,862 common shares[5]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,462,862 common shares[5]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,462,862 common shares[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
5 Includes 12,707,436 common shares and 377,713 ADSs, representing 755,426 common shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P., the sole general partner of which is SAIF Partners II L.P.
6 Based on 50,215,809 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	5	of	11

1	NAMES OF REPORTING PERSONS SAIF II GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		13,462,862 common shares[7]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,462,862 common shares[7]

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,462,862 common shares[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.8%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
7 Includes 12,707,436 common shares and 377,713 ADSs, representing 755,426 common shares, held by SB Asia Investment Fund II L.P., the sole general partner of which is SAIF II GP L.P., the sole general partner of which is SAIF Partners II L.P., the sole general partner of which is SAIF II GP Capital Ltd.
8 Based on 50,215,809 outstanding common shares as of December 31, 2008.

CUSIP No.	00211V106	Page	6	of	11

Item 1(a)	Name of Issuer:
ATA Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
8th Floor, Tower E, 6 Gongyuan West St., Jian Guo Men Nei, Beijing 100005, China

Item 2(a)	Name of Person Filing:
SB Asia Investment Fund II L.P.
SAIF II GP L.P.
SAIF Partners II L.P.
SAIF II GP Capital Ltd.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship
SB Asia Investment Fund II L.P.
c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
SAIF II GP L.P.
c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
SAIF Partners II L.P.
c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands
SAIF II GP Capital Ltd.
c/o M&C Corporate Services Limited
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Item 2(c)	Citizenship
SB Asia Investment Fund II L.P. — Cayman Islands
SAIF II GP L.P. — Cayman Islands
SAIF Partners II L.P. — Cayman Islands

CUSIP No.	00211V106	Page	7	of	11
SAIF II GP Capital Ltd. — Cayman Islands

Item 2(d)	Title of Class of Securities:
Common shares, par value US$0.01
American Depository Shares

Item 2(e)	CUSIP Number:
00211V106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership
(a) Amount Beneficially Owned:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
SB Asia Investment Fund II L.P.	13,462,862 common shares*	26.8%	13,462,862 common shares*	0	13,462,862 common shares*	0
SAIF II GP L.P.	13,462,862 common shares*	26.8%	13,462,862 common shares*	0	13,462,862 common shares*	0
SAIF Partners II L.P.	13,462,862 common shares*	26.8%	13,462,862 common shares*	0	13,462,862 common shares*	0
SAIF II GP Capital Ltd.	13,462,862 common shares*	26.8%	13,462,862 common shares*	0	13,462,862 common shares*	0

*	Includes 12,707,436 common shares and 377,713 ADSs, representing 755,426 common shares.
The percentages of ownership set forth above are based on 50,215,809 common shares outstanding as of December 31, 2008.
SAIF II GP Capital Ltd. is the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of the common shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

CUSIP No.	00211V106	Page	8	of	11

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

CUSIP No.	00211V106	Page	9	of	11
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.
Dated: February 5, 2009

SB Asia Investment Fund II L.P.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd.

CUSIP No.	00211V106	Page	10	of	11

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares, par value US$0.01, of ATA, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

SB Asia Investment Fund II L.P.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P., which is the General Partner of SB Asia Investment Fund II L.P.

SAIF II GP L.P.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P., which is the General Partner of SAIF II GP L.P.

SAIF Partners II L.P.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd., which is the General Partner of SAIF Partners II L.P.

SAIF II GP Capital Ltd.
By:	/s/ Andrew Y. Yan
Name:	Andrew Y. Yan
Title:	Director of SAIF II GP Capital Ltd.